SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

usell.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

917296 204

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917296 204	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,288
	6	SHARED VOTING POWER 62,931
	7	SOLE DISPOSITIVE POWER 888,288
	8	SHARED DISPOSITIVE POWER 62,931
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,219
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (1)
12	TYPE OF REPORTING PERSON* IN - Individual

(1)	The calculation of the percentage is based on 19,938,666 shares of the Issuer’s common stock outstanding as of December 31, 2015.

CUSIP No. 917296 204	13G	Page 3 of 4 Pages

Explanatory Note: The Schedule 13G filed on February 16, 2016 (the “February 13G”) contained an error in the number of shares beneficially owned by the reporting person. This Amendment is being filed to correct the reporting person’s ownership. As reported in the February 13G and confirmed under this Amendment, the reporting person has ceased to be a 5% beneficial owner of the Issuer’s securities.

Item 1.

(a)	Name of Issuer: usell.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 171 Madison Ave. 17 Fl., New York, NY 10016

Item 2.

(a)	Name of Person Filing: Michael Brauser

(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Blvd., Suite 850, Miami, FL 33137

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 917296 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 917296 204	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2016

/s/ Michael Brauser
Signature

Michael Brauser
Name